Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Agrees to Purchase Precious Metals From Colossus Minerals

Vancouver, British Columbia | September 19, 2012

Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) (NYSE MKT: SAND, TSX-V: SSL) is pleased to announce that it has entered into a precious metals purchase agreement with Colossus Minerals Inc. (“Colossus”) (TSX: CSI) to purchase an amount of gold and platinum from the Serra Pelada Mine (“Serra Pelada”) located in Para, Brazil.

Sandstorm Gold has agreed to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from Serra Pelada (the “Precious Metals Purchase Agreement”). Pursuant to this agreement, Sandstorm Gold will pay an upfront cash deposit to Colossus of US$60 million and ongoing per ounce payments equal to the lesser of US$400 per ounce of gold and the prevailing market price of gold, and the lesser of US$200 per ounce of platinum and the prevailing market price of platinum.

“Serra Pelada is a fantastic project run by a first-class management team”, said Sandstorm Gold President & CEO Nolan Watson. “We are confident that the high-grade nature of the Serra Pelada deposit will contribute to it being a low cost producer for years to come.”

As part of the transaction, Sandstorm Gold has also agreed to purchase 35% of the palladium produced from Serra Pelada (the “Palladium Purchase Agreement”) in exchange for paying a US$15 million deposit (bringing the total deposit payment made by Sandstorm Gold to US$75 million) plus ongoing payments of US$100 per ounce of palladium. In addition, Sandstorm Gold has entered into a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) whereby Sandstorm Metals has purchased the Palladium Purchase Agreement from Sandstorm Gold in exchange for issuing a promissory note.  The promissory note states that the US$15 million will be repaid to Sandstorm Gold in cash or shares, within one year’s time.  For more information, see the Sandstorm Metals press release at http://www.sandstormmetalsandenergy.com.

Colossus will have the option, until April 1, 2015, to purchase in whole or in part, up to 50% of the obligation to purchase metals under the Precious Metals Purchase Agreement and the Palladium Purchase Agreement by making a US$48.75 million payment, whereupon the percentage of gold and platinum to be purchased by Sandstorm Gold shall be decreased to 0.75% and 17.5% respectively and the percentage of palladium to be purchased by Sandstorm Metals shall decrease to 17.5%.

About Serra Pelada

Serra Pelada is a high-grade gold-platinum-palladium deposit located in the mineral and mining prolific Carajas region in Para State, northern Brazil. The existing infrastructure and accessibility to the site are excellent due to the close proximity of a number of major mines. During the 1980’s, Serra Pelada hosted the largest ever gold rush in Latin America with up to 80,000 artisanal miners producing 2 million ounces of gold, plus platinum and palladium, from a hand dug open pit. Colossus Minerals has been involved in the development of Serra Pelada since 2007 and is targeting initial production by the end of 2013. Serra Pelada is fully permitted and construction is underway. It is expected to be a high grade, low-cost polymetallic producer.

For more information on Serra Pelada, visit the Colossus Mineral’s website at http://www.colossusminerals.com/.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm Gold provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm Gold receives a gold streaming agreement. This agreement gives Sandstorm Gold the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm Gold is a non-operating gold mining company with a portfolio of eight gold streams (five of which are producing gold), one platinum stream and three NSR gold royalties. Sandstorm Gold plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm Gold is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm Gold has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.